# Curtis, Mallet-Prevost, Colt & Mosle llp

Almaty  London
Astana  Mexico City
Dubai  Milan
Frankfurt  Muscat
Houston  Paris
Istanbul  Washington, D.C.

**Attorneys and Counsellors at Law**

**101 Park Avenue**
**New York, New York 10178–0061**

Telephone 212-696-6000
Facsimile 212-697-1559
www.curtis.com

November 2, 2010

NPS Pharmaceuticals, Inc.
550 Hills Dr., 3rd Floor
Bedminster, NJ 07921

Ladies and Gentlemen:

We have acted as special counsel to NPS Pharmaceuticals, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware, in connection with the Company's Registration Statement on Form S-3 (the "Registration Statement") which was filed by the Company with the Securities and Exchange Commission (the "Commission") to effect the registration under the Securities Act of 1933, as amended (the "Act") of: (i) the Company's common stock, par value $0.001 per share (the "Common Stock"); (ii) preferred stock which may be issued by the Company, $0.001 par value per share (the "Preferred Stock"); (iii) depositary shares to purchase fractional shares of Preferred Stock (the "Depositary Shares"), which may be issued pursuant to a deposit agreement between the Company, a bank or trust company as the depositary, and the holders of the depositary receipts (the "Deposit Agreement"); (iv) senior debt securities and subordinated debt securities (together, the "Debt Securities"), which may be issued pursuant to an indenture between the Company and a trustee to be named in such indenture (each an "Indenture," and collectively, the "Indentures"); and (v) warrants to purchase Common Stock, Preferred Stock, and/or Debt Securities (the "Warrants"), which may be issued pursuant to one or more warrant agreements between the Company and a bank as the depositary (the "Warrant Agreement"), all of the foregoing which may be issued from time to time on a delayed or continuous basis pursuant to Rule 415 under the Act (collectively, the "Securities").

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.

In connection herewith, we have examined: (a) the Registration Statement; (b) forms of the Indentures for the Debt Securities filed as exhibits to the Registration Statement; (c) the Company's amended and restated certificate of incorporation (the "Certificate of Incorporation"), and amended and restated bylaws (the "Bylaws"), both as currently in effect; (d) a specimen certificate representing the Common Stock; and (e) such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

In rendering this opinion, we have assumed, without any independent investigation or verification of any kind, the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photostatic or facsimile copies.

For purposes of this opinion, we have also assumed that, in connection with the registration of the Securities, the proceedings conducted by the Company's Board of Directors or an authorized committee thereof in connection with the authorization and issuance of the Securities to be registered and the adoption of resolutions related thereto ("Authorizing Resolutions"), will be timely and properly completed, in accordance with the Company's Certificate of Incorporation and Bylaws and all applicable requirements of federal and Delaware laws.

Based on the foregoing, we are of the opinion:

1.      With respect to the Common Stock, when: (i) specifically authorized for issuance by the Authorizing Resolutions; (ii) the Registration Statement, and any amendments thereto (including all post-effective amendments), has been declared effective under the Act; (iii) an appropriate prospectus supplement with respect to the number of shares of Common Stock approved by the Authorized Resolutions has been prepared, delivered and filed in compliance with the Act and the applicable rules and regulations thereunder; (iv) if the Common Stock is to be sold pursuant to a purchase, underwriting or similar agreement (an "Underwriting Agreement"), such Underwriting Agreement has been duly authorized, executed and delivered by the Company and the other parties thereto; (v) the terms of the issuance and sale of the Common Stock have been duly established in conformity with the Company's Certificate of Incorporation and Bylaws and do not violate any applicable law or result in a default under or breach of any agreement or instrument binding on the Company and comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company; (vi) the Common Stock been issued and sold as contemplated by the Registration Statement; (vii) certificates, if any, representing the Common Stock in the form of the specimen certificate examined by us have been manually signed by an authorized officer of the transfer agent and registrar for the Common Stock and registered by such transfer agent and registrar, and delivered to the purchasers thereof; and (viii) the Company has received the consideration for the Common Stock provided for in the Authorizing Resolutions and the Underwriting Agreement, if applicable, the Common Stock will be validly issued, fully paid and nonassessable.

2.      With respect to Preferred Stock, when (i) specifically authorized for issuance by the Authorizing Resolutions; (ii) the Registration Statement, and any amendments thereto (including all post-effective amendments), has been declared effective under the Act; (iii) an appropriate prospectus supplement with respect to the number, class and series of Preferred Stock approved by the Authorizing Resolutions has been prepared, delivered, and filed in compliance with the Act and the applicable rules and regulations thereunder; (iv) if the Preferred Stock is to be sold pursuant to an Underwriting Agreement, such Underwriting Agreement with

respect to the applicable shares of Preferred Stock has been duly authorized, executed, and delivered by the Company and the other parties thereto; (v) a certificate of designation relating to the appropriate class and series of the Preferred Stock to be sold under the Registration Statement has been duly authorized and adopted and filed with the Secretary of State of the State of Delaware; (vi) the terms of the issuance and sale of shares of such class and series of Preferred Stock has been duly established in conformity with the Company's Certificate of Incorporation and Bylaws and do not violate any applicable law or result in a default under or breach of any agreement or instrument binding on the Company and comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company; (vii) shares of the appropriate class and series of Preferred Stock have been duly issued and sold as contemplated by the Registration Statement; (viii) certificates, if any, representing the Preferred Stock have been manually signed by an authorized officer of the transfer agent and registrar for the Preferred Stock and registered by such transfer agent and registrar, and delivered to the purchasers thereof; and (ix) the Company has received the consideration provided for in the Authorizing Resolutions and the Underwriting Agreement, if applicable, such Preferred Stock will be validly issued, fully paid and nonassessable.

3.      With respect to the Depositary Shares, when (i) specifically authorized for issuance by the Authorizing Resolutions; (ii) the Registration Statement and any amendments thereto (including all post-effective amendments) has been declared effective under the Act; (iii) an appropriate prospectus supplement with respect to the applicable Depositary Shares approved by the Authorizing Resolutions has been prepared, delivered, and filed in compliance with the Act and the applicable rules and regulations thereunder; (iv) if the applicable Depositary Shares are to be sold pursuant to an Underwriting Agreement, such Underwriting Agreement with respect to the Depositary Shares has been duly authorized, executed, and delivered by the Company and the other parties thereto; (v) the Deposit Agreement relating to the Depositary Shares has been duly authorized, validly executed, and delivered by the Company; (vi) appropriate certificate or certificates of designation relating to a class and series of the Preferred Stock to be sold under the Registration Statement have been duly authorized and adopted and filed with the Secretary of State of the State of Delaware in conformity with the Company's Certificate of Incorporation and Bylaws; (vii) the terms of the Depositary Shares and of their issuance and sale have been duly established in conformity with the Deposit Agreement and do not violate any applicable law or result in a default under or breach of any agreement or instrument binding on the Company and comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company; (viii) the Depositary Shares have been duly executed and countersigned in accordance with the Deposit Agreement and issued and sold as contemplated by the Registration Statement; and (ix) the Company has received the consideration provided for in the Authorizing Resolutions and the Underwriting Agreement, if applicable, the Depositary Shares will be validly issued, fully paid and nonassessable.

4.      With respect to the Debt Securities, when: (i) specifically authorized for issuance by the Authorizing Resolutions; (ii) the Registration Statement and any amendments thereto (including all post-effective amendments) has been declared effective under the Act; (iii)

**curtis, mallet-prevost, colt & mosle llp**
Attorneys and Counsellors at Law
Page 4                                                          November 2, 2010

an appropriate prospectus supplement with respect to the Debt Securities approved by the Authorizing Resolutions has been prepared, delivered, and filed in compliance with the Act and the applicable rules and regulations thereunder; (iv) an Indenture for the Debt Securities has been duly authorized, validly executed, and delivered by the Company, filed with the Commission and is qualified and effective under the Trust Indenture Act of 1939; (v) if the applicable Debt Securities are to be sold pursuant to an Underwriting Agreement, such Underwriting Agreement with respect to the applicable Debt Securities, has been duly authorized, executed, and delivered by the Company and the other parties thereto; (vi) the terms of the Debt Securities and of their issue and sale have been duly established in conformity with the applicable Indenture and do not violate any applicable law or result in a default under or breach of any agreement or instrument binding on the Company and comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company; (vii) such Debt Securities have been duly executed and authenticated in accordance with the applicable Indenture and issued as sold as contemplated by the Registration Statement; and (viii) the Company has received the consideration provided for in the Authorizing Resolutions and the Underwriting Agreement, if applicable, such Debt Securities will be validly issued, fully paid and nonassessable and will constitute valid and legally binding obligations of the Company.

5.      With respect to the Warrants, when (i) specifically authorized for issuance by the Authorizing Resolutions; (ii) the Registration Statement and any amendments thereto (including all post-effective amendments) has been declared effective under the Act; (iii) an appropriate prospectus supplement with respect to the Warrants approved by the Authorizing Resolutions has been prepared, delivered, and filed in compliance with the Act and the applicable rules and regulations thereunder; (iv) if the Warrants are to be sold pursuant to an Underwriting Agreement, such Underwriting Agreement with respect to the Warrants, has been duly authorized, executed, and delivered by the Company and the other parties thereto; (v) the Warrant Agreement relating to the Warrants has been duly authorized, validly executed, and delivered by the Company; (vi) the terms of the Warrants and of their issuance and sale have been duly established in conformity with the Warrant Agreement and do not violate any applicable law or result in a default under or breach of any agreement or instrument binding on the Company and comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company; (vii) the Warrants have been duly executed and authenticated in accordance with the Warrant Agreement and issued as sold as contemplated by the Registration Statement; (viii) certificates representing the Warrants, if any, have been manually signed by an authorized officer of the Company and the Warrant Agent for the Warrants, and delivered to the purchasers thereof; and (ix) the Company has received the consideration provided for in the Authorizing Resolutions and the Underwriting Agreement, if applicable, the Warrants will be validly issued, fully paid and nonassessable and will constitute valid and legally binding obligations of the Company.

The opinion expressed herein is based upon and limited to the laws of the State of New York, the Delaware General Corporation Law (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting these laws) and the federal laws of the United States and we express no opinion with respect to any other laws, including, without limitation, the laws of any other jurisdiction or any state or other political subdivision thereof or, laws, rules and regulations relating to state securities or "blue sky" laws.

In addition to the qualifications set forth above, the foregoing opinions are subject to the following exceptions, limitations and qualifications:

1. Any opinion stated herein relating to the validity and binding nature of obligations of the Company is subject to: (a) the effect of bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors; (b) the effect of general principles of equity, whether enforcement is considered in a proceeding in equity or at law, and the discretion of the court before which any proceeding therefor may be brought; and (c) the unenforceability under certain circumstances under law or court decisions of provisions providing for the indemnification of, or contribution to, a party with respect to a liability where such indemnification or contribution is contrary to public policy.

2. We express no opinion as to: (a) the enforceability of any waiver of rights or defenses with respect to stay, extension or usury laws or (b) whether acceleration of any Debt Securities may affect the ability to collect any portion of the stated principal amount thereof which might be determined to constitute unearned interest thereon.

3. Our opinions set forth in this opinion letter are based upon the facts in existence and laws in effect on the date hereof and we expressly disclaim any obligation to update our opinions herein with respect to any changes in such facts or laws that may come to our attention after the delivery of this opinion letter

4. We have relied as to certain matters on information obtained from public officials, officers of the Company, and other sources believed by us to be reliable and we have assumed that the Indentures will be duly authorized, validly executed and delivered by the respective trustees thereunder, the Deposit Agreement will be duly authorized, validly executed and delivered by the Depositary thereunder and the Warrant Agreement will be duly authorized, validly executed and delivered by the Warrant Agent thereunder, assumptions which we have not independently verified.

It is understood that this opinion is to be used only in connection with the offer and sale of Securities while the Registration Statement is in effect.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our name under the caption "Legal Matters" in the Prospectus which is a part of the Registration Statement. By giving of this consent, we do not admit that we are "experts" within the meaning of Section 11 of the Act or within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

/s/ Curtis, Mallet-Prevost, Colt & Mosle LLP